EXHIBIT 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(the “Company” or “Bezeq”)

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Immediate Supplementary Report - Supreme Court Ruling

Further to the Company’s immediate report of October 28, 2014, and further to Section 3.16.1a of the chapter containing a description of the corporation’s business affairs in the Company’s periodic report for 2016, regarding an appeal filed with the Supreme Court on the District Court’s decision to dismiss a claim and class action certification motion filed against the subsidiary Pelephone, in connection with the collection of VAT from customers who use cellular services during their stay abroad, a supplementary report is hereby provided that the Supreme Court rendered a ruling granting the petitioners’ appeal on the decision to dismiss the claim, and the hearing will be returned to the District Court for a ruling on whether the customers were unlawfully charged VAT for overseas cellular services. According to the Supreme Court’s ruling, insofar as the District Court decides in favor of the issue and Pelephone is required to refund the VAT it charged its customers, it will have a claim for indemnification against the Income Tax Authority with respect to such amounts. In the Company’s and Pelephone initial estimation, the significance of the Supreme Court ruling is that the results of the aforementioned proceeding no longer have a material impact on Pelephone and the Group.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.